UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

The following is a transcript of the “Iberdrola USA to Combine with UIL Conference Call” held by UIL Holdings Corporation on February 26, 2015.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

February 26, 2015

8:30 A.M. ET

Operator:	This is Conference # 95896451

Ladies and gentlemen, this is the Operator. Today’s conference will begin momentarily. Until that time you’re lines will again be placed on music hold. Thank you for your patience.

Ladies and gentlemen, thank you for standing by. Welcome to today’s conference call and webcast to discuss the combination of UIL Holdings Corporation and Iberdrola USA.

At this time all participants have been placed on a listen-only mode. Following the presentation, the lines will be open for questions. If you would like to ask a question at that time, please press star one on your touchtone phone.

If at any point your question has been answered, you may remove yourself from the queue by pressing the pound key. I would now like to turn the call over to Susan Allen for opening remarks. Please go ahead.

Susan Allen:	Thank you, (Angie) and good morning to everyone. Thank you for joining us to discuss the combination of UIL Holdings with Iberdrola USA. I am Susan Allen, Vice President of Investor Relations.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

Participating on the call today is Jim Torgerson, UIL’s President and Chief Executive Officer and Rich Nicholas, UIL’s Executive Vice President and Chief Financial Officer.

If you do not have a copy of our Press Release or presentation for today’s call, they are on our website at www.uil.com. During today’s call, we will make various forward-looking statements within the meaning of the Safe Harbor Provisions of the US Private Securities Litigation Reform Act of 1995.

Significant factors that could cause results to differ from those anticipated are described in our Press Release and filings with the SEC. With that said, I will turn the call over to Jim Torgerson.

Jim Torgerson:	Thanks, Sue and good morning everybody. I’m thrilled to talk to you about this opportunity where we’re going to be combining Iberdrola USA and UIL Holdings Corporation.

This is going to create a large diversified power and utility company which will be based in the Northeast. We’ll have seven regulated utility companies operating in four states and those will be Central Maine Power, Rochester Gas and Electric, New York State Electric and Gas from Iberdrola USA, then United Illuminating, Southern Connecticut Gas, Connecticut Natural Gas and Berkshire Gas from UIL.

Also we will have as Iberdrola USA has today the second largest operating wind portfolio in the US. Now what’s very important about this combination is that 95 percent of the gross margin that’s going to be generated by these companies is regulated or contracted.

So key that this is contracted regulated earnings potential here. The growth plan is focused on regulated investment and contracted renewables. We will be spending about $6.9 billion over the next five years of regulated investment plan.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

We also have a pipeline of six gigawatts of renewables that are in the pipeline today for potential development. Now this has a very attractive total return proposition.

We’ll be targeting annualized combined company earnings per share growth of 10 percent through 2019. The dividend is initially going to be set at UIL’s current dividend of $1.728 a share annually.

That’ll be about 75 percent of the 2016 estimated guidance and we’ll be targeting a 65 to 75 percent payout ratio longer term. What’s great about this is we have a strong investment grade balance sheet that’s going to be able to support the investment pipeline that we’ll have and we will not have to issue any equity during the projected period.

We’ll have access to a global power company. Iberdrola SA is the fifth largest utility in the world and they have material resources that they can commit to this long-term ownership proposition and help us with everything we need to do.

Now, turning to page 7 of the presentation, when we look at the transaction it represents total value to UIL shareholders of between about $51 and $54.50 a share which is a 20 to 29 percent premium based on the closing price on February 25th and it’s 15 to 23 percent roughly — the average closing price over the last 30 calendar days.

And it’ll provide $40.47 to $44.03 per share in combined company common stock and the UIL shareholders will receive $10.50 per share in a one-time cash payment.

Rich Nicholas is going to go through the math on these — how the numbers were calculated in a little bit. Iberdrola USA will be renamed and the shares are anticipated to be listing on the New York Stock Exchange at closing.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

The combined company will be owned 81.5 percent by Iberdrola SA and 18.5 percent by the UIL shareholders. I’ve been fortunate to be named to be the combined company CEO and the combined company is going to retain their corporate offices in Connecticut, Massachusetts as well as the current Iberdrola USA offices in Maine and New York.

The board of directors will consist of three UIL directors: myself being one and up to nine additional directors. Now, on the approvals, the transaction requires UIL shareholder vote approval of state regulators in Connecticut and Massachusetts and the typical federal approvals which would be FERC, Hart-Scott-Rodino, FCC for licenses, those types of things.

We do expect to be able to close by yearend. Turning to page 8, this really is a strategic move by UIL. It achieves the scale that we believed is necessary in our long-term strategic plan.

Now the expected equity value of this is $12.5 to $13.6 billion. We’ll have rate base of $8.3 billion. Over 3 million gas and electric customers and 6.5 gigawatts of primarily renewables portfolio today.

It accelerated UIL’s strategy to build a more diversified business consistent with our risk profile that we were looking for. It increases our regulatory diversity. It increases our business mix diversity and it increases our geographic diversity with the seven states that are regulated gas and electric distribution utilities, and in the FERC regulated transmission in four states.

So we have great diversity in our business mix and geography and regulatorily. We have a highly contracted US renewables platform in which I said is the second largest operating wind portfolio in the US to NextEra.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

It enhances the size and diversification of UIL’s regulated contracted investment portfolio. UIL has been looking to expand its size and scope as we see the need — as the industry consolidates and as it helps our customers in being able to spread cost more efficiently.

So that is a big part of our long-term strategy. This will help accomplish that. We’ll have a $6.9 billion five-year regulated investment plan and as I said, 6 gigawatts of renewables in the development pipeline that are really focused on contracted opportunities where we’ll have purchase power agreements.

From a financial perspective, we expect the transition to be — transaction to be immediately accretive to UIL’s balance sheet and cash flow profile.

The 2014 actual debt to EBITDA improves from 4.4 times to 2.4 times; significant reduction in debt for the combined company for UIL in particular as Iberdrola USA has less than 25 percent debt to total capitalization.

So it’ll allow the combined company to aggressively pursue the growth initiative, and as I said, with no need for public equity. And it also is a very attractive shareholder value proposition. The ownership in a larger much more diversified utility company that is really better positioned for long-term growth.

Plus our shareholders will be getting an upfront cash payment of $10.50 per share and we’ll be targeting annual combined company earnings per share growth of 10 percent through 2019.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

The initial dividend per share will be set at UIL’s current $1.728 a share and it’s going to be supported by a much improved balance sheet and cash flow profile.

We’ll have the opportunity to accelerate the utilization of Iberdrola USA’s net operating losses to accelerate those tax benefits and we have the access to a global power company that has great material resources and has highlighted best practices for all its operations around the globe.

Now when we look at the business profile which has started on page 11, you can see where the utilities are located. The financial statistics show that the EBITDA for 2014 is just under $2 billion.

Net income $576 million and the total assets will be at $30 billion. The net debt as you can see taking UIL’s $1.665 billion with Iberdrola’s just under $2.6 will have about $4.2 billion of debt.

Electric customers with 2.2 million, gas customers just under a million and rate base of $8.3 billion. And you can see also on the map where the renewables and in the gas storage business are located in a number of states across the US.

On page 12, we have — looking the scale and diversification we have, the combined company, 73 percent is going to be regulated businesses and as I mentioned before, the seven utilities.

The unregulated business is at 27 percent of the combined net income estimated for 2016. But keep in mind 95 percent of our gross margin is regulator or contracted and that creates a great opportunity for us going forward that we don’t have to worry about the vagaries of the markets and merchant generation.

When you look at the combined net income, 39 percent from electric distribution, 15 percent from gas distribution, 19 percent from transmission, 26 percent from renewables and then a small piece from the gas storage business.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

The combined rate base, primarily in New York and then split pretty evenly between Connecticut and Maine and then a little bit in Massachusetts. Electric is over half — electric distribution over half the business; transmission about a quarter and gas about a quarter.

There’s a strong geographic fit here and you can see you know from the regulated utilities in Maine, New York, Connecticut and then in Massachusetts and as I said, we will end up with a little over 3 million customers when you look at the combined entity.

Our capital spending plan is very robust. We’ll be spending about a little over a billion on a combined basis in 2015 even though we won’t be combined at that point.

But going forward, you can see in 2016 the estimates are for $1.260 billion climbing to a $1.759 billion by 2019. And you can see the mix. The $6.9 billion we’re going to be spending, it’s about $1.04 billion annually.

It’s diversified across all of the utilities. Forty-eight percent of electric distribution; a third in transmission mainly in CMP and in UI; 19 percent in gas across the gas utilities in New York and in Connecticut and Massachusetts.

And the other thing to remember, the largest utility only accounts for about 29 percent of this total spend and you can see the mix that’s presented on those pie charts.

Great rate base business diversification which you can see on page 15. When you look at the average rate base by type, electric 53 percent, gas 23, FERC transmission 24 and then it’s how it’s split among the different

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

utilities with New York State Electric and Gas and Central Maine Power being about equal at 26, 27 percent; UI at 16; close to what Rochester Gas and Electric.

Then the three gas utilities making up about 12 percent combined. We also will have the complementary unregulated operations which are really the renewable generation and the gas storage.

The generation portfolio currently consists of about 6.5 gigawatts, 5.8 of wind generation, 6.6 gigawatts of some thermal cogeneration assets and about 50 megawatts of solar.

Eighty-five percent of the wind and solar gross margin is already contracted under purchase power agreements and the weighted average 10 or below the grievance is about 10 years so the pipeline that we will have of 6 gigawatts with a strong legacy of developing Iberdrola USA has done a great job of developing 3.4 gigawatts over the past six years.

We’re looking to take that pipeline and move it forward and bring those into reality. The own gas storage business consists of about 67.5 BSF of storage and the energy net management business consists of contracted gas storage transportation and some trading operations which are very small.

And they’ve done a very good job of eluding the risk on any trading operations. When you look on page 17, it’s one of the largest operating wind portfolios in the US at 5.8 gigawatts and you can see all the other companies that are involved there.

And it’s very well spread out across the US with not a huge concentration. Thirty-eight percent in the Western Electric Coordinating Council, 19 percent in MISO, PJM, 16 percent; ERCOT12.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

And you can see it’s spread out pretty well around the US. Now, I’m going to turn this over to Rich Nicholas who’s going to talk about the transaction structure, then some of the financial areas.

Rich Nicholas:	But thank you, Jim. Good morning everyone; a very exciting day for us here at UIL Holdings and Iberdrola USA. I’m on slide 19 of the slide deck and the way the transaction will be affected is a pretty straightforward triangular merger where UIL shareholders will receive one share in Iberdrola USA upon closing in addition to the one-time cash payment.

We do expect that the consideration on the shares will be tax free and the cash consideration is expected to be taxable at the appropriate capital gains rate.

UIL will merge into a merger sub that’s being established under Iberdrola USA and will be part of the regulated utility business of the combined company.

As Jim mentioned, Iberdrola USA will be renamed at closing and the shares of the new company will be listed on the New York Stock Exchange.

The combined company will be owned 81.5 percent by Iberdrola SA and 18.5 percent by UIL shareholders. Moving to slide 20, financial benefits to UIL shareholders, the cash payment, the premium to current market price, has been locked in at $10.50 of value for UIL shareholders.

And it will have 18.5 percent ownership in the larger more diversified utility company well positioned for long-term growth. Targeting an annualized EPS growth rate of roughly 10 percent through the five-year planning period of 2019 and a dividend that will initially be set at UIL’s current rate of $1.728 a share.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

This does represent about a 75 percent payout ratio of the midpoint of 2016 guidance and we will be targeting a payout ratio over the long term of 65 to 75 percent.

The improved balance sheet for UIL holdings as part of the combined company: much stronger cash flow profile, and as Jim mentioned, the combined debt to EBITDA improves from 4.4 times to 2.2 times.

And UIL shareholders will be able to share in any potential value and has been at the combined company including the ability to avoid what would have been future UIL standalone equity issuances over our existing five-year plan and to accelerate the utilization of Iberdrola USA’s tax benefits and other future growth opportunities that as a larger stronger company we’ll be able to participate in.

Moving to slide 21, as we look out over the next few years, the combined company guidance for 2016, net income in the range of $700 million to $730 million which would result in earnings per share of $2.26 to $2.36.

Strong growth moving into 2017 with a net income guidance of $800 million to $850 million. If you were to take the midpoint of the two guidance for 2016 and 2017, that’s about a 15 percent growth in net income, 2017 over 2016 and midpoint of the 2017 earnings per share would be $2.67.

So how do we value this company given that there’s no public currency for IUSA today, how do we look at value? And it’s really the 18.5 percent ownership we’ve been talking about plus the one-time cash payment.

So on slide 22, a lot of numbers on the page but let me walk through it. The guidance that we just mentioned if we look at the 2016 column, midpoint of that is $715 million.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

Using a forward PE multiple for similar types of companies like NextEra, CMS, Wisconsin Energy, et cetera, would be a 17.5 multiple. That times the midpoint of the guidance results in an implied equity value of $12.5 billion.

And then when we look at what’s that value on a per share basis, if you were to take that $12.5 billion, multiply it times our ownership percentage of 18.5 and then divide by the current UIL shares outstanding of 57.2 million, that results in $40.47.

Add to that, the $10.50 one-time cash payment results in a total value received per share of just under $51.00 and an implied premium to our current price of about 20 percent.

Moving to 2017, same formula with a growth to net income you can see the result in total implied value received per share of $54.50 and almost a 30 percent implied premium to our current share price.

So as we look out over the rest of 2015 on slide 24, the required approvals to get to closing we do need a simple majority of UIL shareholders, so of the shares outstanding.

We’ll need Connecticut and Massachusetts state regulatory approvals. Customary federal approvals for FCC for radio licenses, Hart-Scott-Rodino, et cetera and we think we should be able to get all that done and close by the end of the year.

Now, I’ll hand it back to Jim for some final remarks before questions and answers.

Jim Torgerson:	Thanks, Rich and just to summarize, you know we’re really excited about this opportunity to combine these two companies, creating this large diversified power and utility company headquartered, you know, based in the Northeast.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

Seven regulated utilities operating in four states, the second largest wind portfolio in the US. Keep in mind, 95 percent regulated or contracted gross margin basis.

Big growth plans on regulated investment and contracted renewables; $6.9 billion five-year regulated investment plan with 6 gigawatts of renewables in the pipeline.

We’ve got a very attractive total return proposition with a combined company EPS growth of, you know, about 10 percent a year through 2019. The dividend, you know at the $1.72.8 that UIL has been paying which we have been paying for the last 18 years, but a 75 percent payout ratio targeted for 2016 and we’re looking to get it to 65 to 75 percent.

Great investment, great balance sheet that’s going to support our pipeline and as Rich said, no equity issuance projected. And with the access to a global power company that has great material resources and is committed to the long-term ownership I also want to mention that Pedro Azagra the Chief Development Officer for Iberdrola SA is on the phone.

However, should you have any questions about Iberdrola SA’s involvement or their motivations, I suggest that after the call you contact Iberdrola SA’s Investor Relations Department.

So with that, I’d like to turn it back over to the Operator, Angie, for the Q&A.

Operator:	At this time, if you have a question or comment, please press star one on your touchtone phone. If at any point your question is answered, you may remove yourself from the queue by pressing the pound key.

Thank you. Our first question comes from the line of Greg Gordon with Evercore ISI.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

Greg Gordon:	Thanks. First I want to say congratulations to you guys. It looks like a fantastic opportunity for your company.

Jim Torgerson:	Thanks, Greg.

Greg Gordon:	Looking at the 10 percent growth through 2019, is that off, you know, just so I understand what base share that’s off of. Is that off the 16 base or the 17 base?

Jim Torgerson:	Sixteen.

Rich Nicholas:	Sixteen.

Greg Gordon:	OK so it includes sort of averaging in the big pop you’re getting in from 2016 to 2017?

Jim Torgerson:	Yes.

Greg Gordon:	OK, great. UIL on a standalone basis was a — I know its constituent companies won’t make up the majority of the new company but they were growing — it looked like the rate base growth profile was about 6 to 7 percent annually over the forecast period you’d given.

So is the rate base growth profile of the entities coming from the Iberdrola side in the low teens or is it actually somewhat comparable and therefore the sort of the growth comes from expected growth and renewables?

Jim Torgerson:	There’s a combination, Greg. I think UIL was growing about 8 percent on rate base. We’re going to see the rate base growth that UIL will have. The similar rate base growth for the Iberdrola USA utilities and then significant growth in the portfolio of the renewables.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

So there’s a combination there that will translate into the growth that will translate into growth in earnings; some of it coming from the portfolio of renewables.

Keep in mind they have about close to a gigawatt that is qualified today for production tax credits through the 2014 extension that can get developed and they’re moving pretty rapidly.

I think we’re be looking at, you know, quite a bit getting developed; something in the size of 600 megawatts over the next few years but they have a great portfolio, you know, like 6 gigawatts that can be developed.

So we’re seeing that and so, you know, it’s a combination. It’s investing in the utilities and investing in the portfolio of renewables.

Greg Gordon:	Is there an aspect to the growth rate from improving and, please forgive me because I don’t follow the subsidiary companies of Iberdrola, from improving earned returned at those entities?

Are they under-earning their authorized returns or are they earning at their authorized returns and you’re just assuming growth and rate base?

Jim Torgerson:	There’s a combination there as well. I mean, they’re earning reasonably well relative to their allowed returns. As a matter of fact, I think they’re earning pretty close if not a little bit over.

We also anticipate though that we’d be filing a rate case in New York for the two companies at some point in the next year or so is what the plan is so there is some growth from rates and also but a lot of it’s coming from rate base.

Greg Gordon:	OK, last question. When you think about the financing plan here, and I know I’m probably getting a little bit ahead of myself but is there a financing strategy that includes a yield post-structure that helps you finance all this growth post IPO?

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

Jim Torgerson:	You know, that’s a great question and it’s something we will probably be looking at down the road. You don’t want to — we’re trying to get this done right now but I think it could be a good strategy for going forward and it’s something we need to look at. Rich, I don’t —

Rich Nicholas:	And Greg, it gives us great option. It all leads down the road that we don’t have today as a standalone company.

Greg Gordon:	OK, thank you guys. Congrats again.

Jim Torgerson:	Thanks, Greg.

Operator:	Your next question comes from the line of Chris Turnure with JPMorgan.

(Chris Turnure):	Hi Jim and Rich, congrats on the transaction.

Jim Torgerson:	Thank you, (Chris).

(Chris Turnure):	I wanted to go into potential synergies a little bit. I don’t think you touched on it too much in your prepared remarks and you just mentioned that Iberdrola is earning around their authorized ROEs already but how relevant a factor is that in your overall contemplation of the transaction?

Jim Torgerson:	We didn’t look at it really that much. I mean you know in combinations that I think you look at the normal ones that most people do, they can get 3 to 5 percent as kind of a number.

We really weren’t focused so much on getting synergies or best practices as, I mean, I’m sure they’ll be some but I was really looking at the strategic value of combining these companies.

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

The growth that we see and so that was really the focus behind it and our strategic focus was what UIL had been looking at in the past and currently to figure out how will we get of the size that would matter and in the industry, how could we be better positioned.

And so, yes, they’ll probably be some best practices we’ll employ but it wasn’t a big part of our analysis.

(Chris Turnure):	OK, and then can you walk us through how you expect to get the transaction closed by year end in both Connecticut and Massachusetts and maybe it would help to hear how things went last go-around with your LDC transactions with these guys as a couple years back in terms of timing as well as give-backs to customers?

Jim Torgerson:	Yes, in the transaction where we bought the three gas companies, in Connecticut it took us — we filed in August and had approval in November so it took us about four months.

And we would expect, you know, it’s probably a six-month-ish timeframe; you know, maybe six to nine and then Massachusetts probably similarly. In that one, they just said they didn’t really need to do anything and as far as what we had to do, it was basically provide written reports.

And that was pretty much it from the timeframe we had buying those companies back in 2010. There weren’t any give-backs. There were no real commitments. I think we agreed not to file rate cases immediately but, other than that, that was pretty much it.

Rich Nicholas:	(Chris), it’s Rich. One difference this time obviously is we need the shareholder vote. And that should be able to run in parallel but in order to do that, we’ll actually have to file, you know, an S-4 to register the new company, get the proxy statement out there and go through that process which will take a few months as well.

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Moderator: Patrick Reynolds

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Confirmation # 95896451

Jim Torgerson:	And look, I basically already talked to the commissioners in Connecticut; they actually seem pretty excited about it and yes, they’ll have to vote on it and decide and we’re reaching out to commissioners in Massachusetts and those in New York and Maine as well to make sure that they’re all aware of the transaction.

Chris Turnure:	OK and then just because this is a little bit of a somewhat unique transaction on the Iberdrola side with them spinning out the assets, they don’t need any kind of commitment from New York or Maine?

Jim Torgerson:	Our understanding is New York and Maine do not need to because it’s looked at as more of a restructuring and it’s not changing the ownership of those assets.

Operator:	Your next question comes from the line of Andrew Weisel with Macquarie Capital.

(Andrew Weisel):	Thanks, good morning, guys.

Jim Torgerson:	Good morning.

Andrew Weisel:	Question, you sort of eluded several times to the good cash position and potential for other opportunities. Is it fair to assume you’d be looking to use that balance sheet for additional acquisitions and if so, where and what should we think about?

Jim Torgerson:	I don’t think we’ll comment on that one. You know, obviously we’ll be keeping our eyes open to opportunities and be opportunistic if they come along and with the balance sheet, yes, I mean it’s a plus but I can’t say where they’d be or anything right now.

Andrew Weisel:	OK, then I guess the next question would be in terms of the renewables growth, would it be fair to assume that you would only pursue contracted assets similar to the PPA mix that it currently has at Iberdrola?

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

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Confirmation # 95896451

Jim Torgerson:	The current mix they have is about 75 percent contracted and then 25 percent is merchant but they’re mainly in the markets where you have Midwest size so PJM where they have markets that are developed for this.

I would expect the mix will probably be similar going forward. I mean really you want to get as much of it contracted as you can with PPAs but having some merchant isn’t a big issue but as long as we keep the percentage close to the 75 percent, I think that would be appropriate.

Andrew Weisel:	OK, then lastly on the dividend. Simple math, it looks like the current dividend per share divided by the midpoint of your 2017 average would be 65 percent so does that mean that we should assume dividend growth as soon as 2017?

Jim Torgerson:	I think that’s a decision the board’s going to need to make at that time but your math sounds good.

Andrew Weisel:	OK, and then similarly longer term, once you get to that sort of midpoint of your target payout ratio, fair to assume dividends would grow with EPS?

Jim Torgerson:	Again, you know, the board’s going to have —

Andrew Weisel	Subject to the board.

Jim Torgerson:	— that decision but yes, I mean you want to have a competitive dividend.

Andrew Weisel	OK, great. Thank you.

Operator:	Your next question comes from the line of Brian Chin with Bank of America.

Brian Chin:	Hi, good morning.

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Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

Jim Torgerson:	Good morning.

Brian Chin:	Actually following up on that dividend question, I thought I saw in the slide deck and correct me if I’m wrong but that the payout ratio would be roughly around 75 percent in 2016.

So if I take the midpoint of your 2016 EPS guidance and then multiply that by the 75 percent payout ratio, I get the dividend per share is around $1.80 in 2016.

I realize you just answered that’s the decision of the board but does my point entail that those two points appropriate or should we be really not thinking about the dividend per share growth until a couple years out?

Rich Nicholas:	I think it’s really too early. Certainly that’s the math that works and as Jim mentioned, the board will need to review it on a quarterly basis as they do today. That’s no different but your math is correct.

Brian Chin:	OK, great. And then secondly just a piggyback on Greg’s question about the yield Co. I know this is also once again a decision that is well beyond the tenure of this current deal you’ve got to work on.

But if you had a predilection towards thinking about monetizations of assets to other yield Cos like say what Dominion has announced or the creation of your own yield Co, do you have sort of a predilection in either direction and do you have sort of like a series of characteristics or catalysts that can tilt you in one direction or another?

Jim Torgerson:	I think right now it’s something, as Rich mentioned, it’s a great option to be considering for the future; something we’d have to look at very seriously but you know we’ve been focused more on working on this transaction at this point rather than, how do we do something you know in the future?

UIL AND IBERDROLA USA COMBINATION

Moderator: Patrick Reynolds

02-26-15/8:30 am. ET

Confirmation # 95896451

So great option; great opportunity that could be there and we’ll seriously take a look at it down the road.

Brian Chin:	Understood, congratulations again.

Jim Torgerson:	Thanks.

Rich Nicholas:	Thank you.

Operator:	Your next question comes from the line of (Chris Ellinghaus) with Williams Capital.

Chris Ellinghaus:	Guys, how are you?

Jim Torgerson:	Good, Chris, how are you?

Rich Nicholas:	Good morning.

Chris Ellinghaus:	I’m good. Have you had any feedback or had any discussions with Massachusetts or Connecticut regulators yet?

Jim Torgerson:	I talked to the Connecticut regulators last night and they were excited about it for us but no feedback because we didn’t give them any of the specifics.

We weren’t asking for anything. I was just advising them. The regulators and the governor that we’re — signed the agreement and it was kind of a short conversation just to give them a heads up so nothing about the transaction though.

Chris Ellinghaus:	OK.

Jim Torgerson:	It wasn’t that.

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Chris Ellinghaus:	And it looked like Central Maine was quite a large piece of the CapEx. Can you give us any insights into that?

Jim Torgerson:	Yes, there’s some transmission projects that they’ve been looking that in central Maine so that’s the bulk of that, Chris.

Chris Ellinghaus:	Is that for retail or would that be FERC transmission?

Jim Torgerson:	There’s a combination but the biggest piece I think is FERC transmission.

Chris Ellinghaus:	OK, I was just thinking about that in terms of rate risk for those customers so it’s more of a wholesale issue?

Jim Torgerson:	Yes.

Chris Ellinghaus:	OK, all right, thanks a bunch.

Jim Torgerson:	OK.

Operator:	Once again, if you have a question, you may do so by pressing star one on your touchtone phone. Your next question comes from the line of Michael Gaugler with Janney.

Michael Gaugler:	Morning everyone.

Jim Torgerson:	Hello Michael.

Michael Gaugler:	Jim, you had mentioned Iberdrola’s NOLs. Wondering how substantial are they and what’s the tax rate baked into your guidance for 2016?

Jim Torgerson:	The NOLs are in excess of $3 billion and we haven’t really gotten into the details on effective tax rates that we’ve released yet but it obviously a substantial amount of NOL to be able to offset taxable income.

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Michael Gaugler:	OK, that’s great. And then wondering how the landscape for investments and midstream assets changes and if that’s still an area of interest going forward?

Jim Torgerson:	Yes, it would be. I think as, you know, the opportunity for pipelines to move into the New England region to see the generation, also for our needs for our distribution companies is there and I think there should be some opportunities to continue to pursue that.

And clearly with the company that’s of greater size and particularly with the regulated utilities in New York and also Maine now, probably gives us a better opportunity to invest in some of these pipelines so something we’ll be looking at and pursuing actively.

Michael Gaugler:	All right, that’s all I had. Congrats and thanks.

Jim Torgerson:	Thanks, Michael.

Operator:	Thank you for your questions. I have no further questions in queue. I’d like to hand back the call to management for closing remarks. Thank you.

Jim Torgerson:	Well, thank you all for your attention today and your interest in this. As I said, we’re just thrilled of the opportunity here to work with Iberdrola and put together what will be a great company for the future in the northeast and then across the US with the renewable portfolio that we have.

So again, thank you and if you have further questions, please talk to our Investor Relations Department. If it’s about the combination and again, if it’s about something related to Iberdrola SA, the Iberdrola SA Investor Relations Department.

So thank you all and if you have further questions, please let us know.

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Operator:	Ladies and gentlemen, that concludes today’s conference call. Please disconnect your lines at this time and have a wonderful day.

Jim Torgerson:	Thank you all.

END

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL Holdings Corporation (“UIL”) and Iberdrola USA, Inc. (“Iberdrola USA”). In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a proxy statement of UIL, that will also constitute a prospectus of Iberdrola USA. UIL will mail the proxy statement/prospectus to UIL’s shareholders. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction (when available), free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409. Copies of the documents filed with the SEC by Iberdrola USA will be available free of charge on Iberdrola USA’s website at www.iberdrolausa.com or by contacting Iberdrola’s Investor Relations department at +34917842743.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers

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and directors is set forth in UIL’s definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, will be set forth in the proxy statement/prospectus, which will be included in Iberdrola USA’s registration statement on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with Iberdrola USA include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL’s shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this release speak only as of the date of this release. Neither UIL nor Iberdrola USA undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this release.